

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2018

Timothy P. Herbert
Chief Executive Officer and President
Inspire Medical Systems, Inc.
9700 63rd Ave. N., Suite 200
Maple Grove, MN 55369

> **Re: Inspire Medical Systems, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 21, 2018**
> **CIK No. 0001609550**

Dear Mr. Herbert:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at 202-551-6947 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Nathan Ajiashvili, Esq.